May 10, 2005



Mail Stop 03-06

Mr. Timothy C. Clayton
Chief Financial Officer
PPT Vision, Inc.
12988 Valley View Road
Eden Prairie, MN 55344


      Re:	PPT Vision, Inc.
Form 10-KSB for the Fiscal Year Ended October 31, 2004
Form 10-QSB for the Fiscal Quarter Ended January 31, 2005
		File No. 000-11518

Dear Mr. Clayton:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Form 10-QSB for the Fiscal Quarter Ended January 31, 2005

Item 3. Controls and Procedures - Page 17

(a) Evaluation of Disclosure Controls and Procedures

1. We note that your proposed revisions continue to qualify your conclusion. Your conclusion should not be qualified and should state whether or not your disclosure controls and procedures were effective as of January 31, 2005. Please amend your Form 10-QSB as of January
31, 2005, as previously requested, to state, in clear and unqualified language, the conclusions reached by your chief executive officer and your chief financial officer on the effectiveness of your disclosure controls and procedures. For example, if true, you can state that your disclosure controls and procedures are effective including consideration of the identified matters, so long as you provide appropriate disclosure explaining how the disclosure controls and procedures were determined to be effective in light of the identified matters. Or, if true, you can state that given the identified matters, your disclosure controls and procedures are not effective.
You should not, however, state the conclusion in your current disclosure, which appears to state that your disclosure controls and procedures are effective except to the extent they are not effective.


* * * * *

       As appropriate, please amend your Form 10-QSB for the Fiscal
Quarter Ended January 31, 2005 and respond to these comments within
10 business days or tell us when you will provide us with a response.
You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

      You may contact Tom Dyer, Staff Accountant, at (202) 824-
5564
or me at (202) 942-2861 if you have any questions. In this regard, do not hesitate to contact Michele Gohlke, Branch Chief, at (202)
942-7903.

							Sincerely,


							Kate Tillan
							Assistant Chief Accountant
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Mr. Timothy C. Clayton
PPT Vision, Inc.
May 10, 2005
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